Exhibit 99.1

Docebo Announces Filing of Prospectus for Selling Shareholder At-The-Market Offering Program

TORONTO, ON, JANUARY 4, 2022 /CNW/ - Docebo Inc. (“Docebo” or the “Company”) (TSX: DCBO; Nasdaq: DCBO), a leading artificial intelligence (AI)-powered learning suite provider, today announced a new at-the-market equity offering program (the “ATM Program”) that allows Intercap Equity Inc. (“Intercap” or the “Selling Shareholder”) to sell up to US$200.0 million of existing common shares of the Company (the “Common Shares”) to the public, from time to time, at Intercap’s discretion. The Company will not make any sales under the ATM Program and will not receive any proceeds from the ATM Program. No sales will be made through a stock exchange or stock market in Canada. Sales under the ATM Program are not expected to begin at least until after the issuance of the Company’s 2021 financial results in March 2022. All sales under the ATM Program will comply with Docebo’s insider trading policy, including restrictions imposed thereunder during blackout periods.

The timing and amount of any sales will be determined by a variety of factors considered by Intercap at its discretion. Sales may be made at market prices prevailing at the time of a sale or at prices related to prevailing market prices. As a result, sales prices may vary, and the actual number of Common Shares sold will vary depending on the actual sales prices under the ATM Program.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated January 4, 2022 among the Company, the Selling Shareholder and Canaccord Genuity and including ATB Capital Markets, as sales agents.

The Common Shares will be offered and sold under the Company’s shelf registration statement on Form F-3 (the “Registration Statement”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 4, 2022 and has not yet become effective. A preliminary prospectus related to the ATM Program (the “ATM Prospectus”) has been filed with the SEC together with the Registration Statement. No common shares may be sold and no offers to buy may be accepted prior to the time the Registration Statement becomes effective.

The ATM Prospectus and the Registration Statement contain important detailed information about the Company and the ATM Program. Prospective investors should read the ATM Prospectus and the Registration Statement and the other documents the Company has filed with the SEC for more complete information about the Company and the ATM Program before making an investment decision. A copy of the final ATM Prospectus will be filed with the SEC and made available on EDGAR at www.sec.gov and on SEDAR at www.sedar.com after the Registration Statement becomes effective. Copies of the ATM Prospectus may also be obtained, when available, from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Docebo

Docebo is redefining the way enterprises leverage technology to create content, deliver training, and understand the business impact of their learning experiences. With Docebo’s multi-product learning suite, enterprises around the world are equipped to tackle any learning challenge and create a true learning culture within their organization.

Forward Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws, including statements regarding the timing and completion of sales under the ATM Program and Intercap’s future intentions. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information is based on our opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including those factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form for the year ended December 31, 2020 as well as in our most recent MD&A, which are available under our profile on SEDAR at www.sedar.com, and should be considered carefully by prospective investors.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

For further information, please contact:

Dennis Fong, Investor Relations

(416) 283-9930

investors@docebo.com

Source: Docebo Inc.